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SECURIT[...] MISSION



03052171

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ANNUAL AUDITED REPORT
FORM X-17A-5


SEC MAIL PROCESSING
RECEIVED
DEC 3 1 2003
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-65401

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2002 (MM/DD/YY) AND ENDING October 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC CAPITAL MARKETS ARBITRAGE, S.A.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Bruce Runciman (212) 858-7180
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JAN 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*



RBC Capital Markets Arbitrage S.A.
One Liberty Plaza
165 Broadway
New York, NY 10006-1404
Telephone (212) 428-6200
(212) 858-7000

AFFIRMATION

I, Bruce Runciman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBC Capital Markets Arbitrage, S.A. for the year ended October 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 12.22.03
Date

Bruce Runciman
Chief Financial Officer

Notary Public

ROGER A. BLISSETT
Notary Public, State of New York
No. 02BL6026508
Qualified in New York County
Commission Expires June 14, 2007

RBC CAPITAL MARKETS ARBITRAGE, S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

(CRD# 121263)


SEC MAIL PROCESSING
RECEIVED
DEC 3 1 2003
WASH. D.C. 155 SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
RBC Capital Markets Arbitrage, S.A.:

We have audited the accompanying statement of financial condition of RBC Capital Markets Arbitrage, S.A. (the "Company") as of October 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBC Capital Markets Arbitrage, S.A. at October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 22, 2003

RBC CAPITAL MARKETS ARBITRAGE, S.A.

(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003

ASSETS

Cash	$ 9,345
Securities owned, at market value (includes securities pledged of $ 5,888,653,392)	7,495,992,360
Equipment and furniture at cost - net of accumulated depreciation and amortization of $123,259	320,475
Other assets	6,320,479
Total Assets	$ 7,502,642,659

LIABILITIES AND STOCKHOLDERS' EQUITY

Bank loans	$ 4,565,585,047
Securities sold, but not yet purchased, at market value	975,667,606
Payable to clearing broker	425,768,611
Accounts payable and accrued liabilities	45,765,327
	6,012,786,591
Liabilities subordinated to claims of general creditors	1,350,000,000
Stockholders' Equity:	
Common stock, $1,000 par value, 150,000 shares authorized, issued, and outstanding	150,000,000
Accumulated deficit	(10,143,932)
Total stockholders' equity	139,856,068
Total Liabilities and Stockerholders' Equity	$ 7,502,642,659

See notes to statement of financial condition.

RBC CAPITAL MARKETS ARBITRAGE, S.A.
(An Indirect, Wholly-Owned Subsidiary Of The Royal Bank Of Canada)

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 31, 2003

1. ORGANIZATION

RBC Capital Markets Arbitrage, S.A. (the "Company") was incorporated on October 26, 2001 as a "Societe Anonyme" under the laws of the Grand Duchy of Luxembourg. The Company is an indirectly, wholly-owned subsidiary of the Royal Bank of Canada, a foreign corporation.

The Company applied for and received approval to operate as a fully disclosed registered broker and dealer under the Securities Exchange Act of 1934 (the "SEA") on December 18, 2002, and is a member of the National Association of Securities Dealers ("NASD"). The Company clears its transactions through an affiliate, RBC Dominion Securities Corporation ("RBC DS Corp." or the "Clearing Broker").

The Company is engaged in a single line of business, which is to trade for its own account, in securities and commodities (including but not limited to futures contracts and options thereon). The Company does not conduct any customer business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Securities owned, and securities sold, but not yet purchased, are valued at market. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Depreciation is provided on a straight-line basis using estimated useful lives of one to five years.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company's business affairs are managed under an agency agreement with RBC DS Corp. In addition to its role as clearing broker for the Company, RBC DS Corp. acts as computation agent, accounting resource, risk manager, executive, operational and legal representative for the Company under this agency agreement.

All other related party transactions are disclosed on the Statement of Financial Condition or in other footnote disclosures.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased at October 31, 2003 consisted principally of trading securities and derivative contracts, at market value, as follows:

	Owned	Sold, But Not Yet Purchased
Derivative contracts	$ 14,520,458	$ -
Equities and warrants	7,481,471,902	975,667,606
	$ 7,495,992,360	$ 975,667,606

The Company pledges its securities owned to collateralize bank loans with an affiliate and required margin with RBC DS Corp. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in securities owned on the Statement of Financial Condition.

Derivative contracts represent over-the-counter equity derivative contracts executed with an affiliate. These contracts are used for trading purposes to manage market risk.

5. BANK LOANS

On October 31, 2003, the Company maintained a $9,000,000,000 secured line of credit (the "Secured Credit Facility") with an affiliate. Interest on the outstanding loan amount is payable at negotiated rates between the Company and its lender. At October 31, 2003, there was an outstanding loan balance of $4,565,585,047 including $1,520,798 in accrued interest. The outstanding loan amount had an average interest rate of 1.093% and was collateralized with firm-owned securities of $4,325,180,100.

6. INCOME TAXES

The Company is a fully taxable Luxembourg resident corporation and is subject in Luxembourg to corporate income tax, municipal business tax and net worth tax.

The Company is a foreign US registered broker and dealer that trades for its own account. As such the Company does not have a US income tax liability; rather, it is subject to a withholding tax on its dividend and interest income.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains an operating lease for office space. The initial lease commitment was for one year from November 15, 2002 until November 15, 2003. Thereafter, the lease renews quarterly until notice of cancellation is given.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a $100,000,000 Subordinated Loan Agreement, renewable annually, with an affiliate, RBC Capital Markets Arbitrage Holdings Inc., a Canadian holding company. Under this agreement, the Company does not pay interest.

The Company has a $500,000,000 Subordinated Loan Agreement, renewable annually, with an affiliate, RBC Capital Markets Arbitrage LLC, a US single member limited liability company. Under this agreement, the Company must pay interest equal to the one month floating LIBOR plus 180 basis points (2.92% at October 31, 2003).

The Company has a $750,000,000 Subordinated Loan Agreement, renewable after 3 years, with an affiliate, RBC Capital Markets Arbitrage LLC, a US single member limited liability company. Under this agreement, the Company must pay interest equal to the one month floating LIBOR plus 180 basis points (2.92% at October 31, 2003).

All liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and are thus available for computing the Company's net capital pursuant to the Uniform Net Capital Rule under the SEA. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the SEA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000 pursuant to Rule 15c3-3 under the SEA. At October 31, 2003, the Company had net capital of $723,666,257, which was $723,416,257 in excess of the required minimum net capital.

Proprietary accounts held at a clearing broker ("PAIB") are considered allowable assets in the net capital computation. Pursuant to an agreement between the Company and RBC DS Corp., RBC DS Corp. is required to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3 under the SEA.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Securities owned and securities sold, but not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Similarly, the Company's short-term liabilities pursuant to bank loans and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

The carrying amount of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2003.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company maintains positions in a variety of financial instruments. Certain instruments, including equity derivative products, give rise to off-balance sheet risk. Risk arises from changes in the value of the contracts ("market risk") and also from the potential inability of counterparties to perform under the terms of the contracts ("credit risk"). The Company attempts to control its exposure to market risk through use of a proprietary trading system which determines that the market risk inherent in the Company's portfolios is within established limits.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized in the Statement of Financial Condition.

Statement of Financial Accounting Standards No. 133, requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

December 22, 2003

RBC Capital Markets Arbitrage, S.A.
One Liberty Plaza
New York, New York 10006

In planning and performing our audit of the financial statements of RBC Markets Arbitrage, S.A. (the "Company") for the year ended October 31, 2003 (on which we issued our report dated December 22, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17-a13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securites accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP